UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission File No. 000-24385

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

SCHOOL SPECIALTY, INC.

401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SCHOOL SPECIALTY, INC.

W6316 Design Drive

Greenville, WI 54942

SCHOOL SPECIALTY, INC.

401(K) PLAN

Financial Statements as of and for the Years Ended

December 31, 2008 and 2007,

Supplemental Schedule as of December 31, 2008,

and Report of Independent Registered Public Accounting Firm

SCHOOL SPECIALTY, INC.

401(K) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee and Participants of the

School Specialty, Inc. 401(k) Plan

Greenville, Wisconsin

We have audited the accompanying statements of net assets available for benefits of the School Specialty, Inc. 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2008 financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin

June 24, 2009

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS:
Investments, at fair market value:
Mutual funds	$40,412,909	$62,560,897
Guaranteed account	19,696,301	17,425,587
School Specialty, Inc. common stock	621,622	1,136,533
Participant loans	1,219,993	1,252,215
Cash	—	536

Total investments	61,950,825	82,375,768

Receivables:
Employer contribution	2,874,213	2,432,932
Participants’ contributions	224,505	449,448

Total receivables	3,098,718	2,882,380

Total assets	65,049,543	85,258,148

LIABILITIES:
Excess contributions payable	595,273	212,313

NET ASSETS AVAILABLE FOR BENEFITS	$64,454,270	$85,045,835

See notes to financial statements.

SCHOOL SPECIALTY, INC.

401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
CONTRIBUTIONS:
Participants’	$8,303,464	$8,227,040
Employer	2,874,213	2,432,932
Rollovers	137,265	718,209

Total contributions	11,314,942	11,378,181

INVESTMENT INCOME:
Interest	776,630	706,830
Net depreciation/appreciation in fair value of investments	(23,991,936)	5,562,546

Net investment income	(23,215,306)	6,269,376

DEDUCTIONS:
Benefits paid to participants	8,650,457	8,732,892
Administrative expenses	40,744	36,506

Total deductions	8,691,201	8,769,398

NET DECREASE/INCREASE	(20,591,565)	8,878,159
NET ASSETS AVAILABLE FOR BENEFITS,
BEGINNING OF YEAR	85,045,835	76,167,676

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$64,454,270	$85,045,835

See notes to financial statements.

SCHOOL SPECIALTY, INC.

401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

1.	DESCRIPTION OF PLAN

The School Specialty, Inc. 401(k) Plan (the “Plan”) is a defined contribution plan, which covers substantially all employees of School Specialty, Inc. (the “Company”), and its subsidiaries.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General – The Plan is administered by the Company. Prudential Bank & Trust, FSB (“Prudential”) is the trustee and recordkeeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Eligibility – An employee becomes eligible to participate in the Plan on the first of the month following the completion of three months of service, provided the employee is at least twenty-one years of age.

Participant Accounts – Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of the Company’s annual discretionary contribution (if applicable) and Plan investment returns and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant’s earnings or account balances, as defined in the Plan.

Participant Contributions – Participants may contribute to the Plan up to 50% of their eligible wages as defined in the Plan up to Internal Revenue Service (“IRS”) limitations. In addition, participants achieving age 50 or greater during the plan year may also contribute an additional catch-up contribution as defined in the Plan up to IRS limitations. Upon eligibility, the Company will automatically defer 3% of the employee’s compensation unless otherwise directed by the employee prior to becoming eligible to participate in the Plan. The automatic deferral applies only to eligible employees who are employed to work a minimum of nine months during a plan year.

Employer Contributions – The Company contributes matching contributions on an annual basis. The employer matching contribution percentage is 50% of up to 6% of the participant’s eligible gross annual wages contributed by the participant. Additionally, a discretionary contribution may be contributed by the Company to the Plan at the option of the Board of Directors. The Company’s gross contribution for the 2008 plan year will be made on or about July 27, 2009 in the amount of $2,874,213. There were no discretionary contributions in 2008 or 2007.

Rollovers – The Plan allows for rollovers. Rollovers represent amounts transferred by participants from other defined contribution plans.

Vesting – Participants of the Plan with a hire date prior to January 1, 2002, are 100% vested at all times in their account balance. Employer contributions received by employees with a hire date of January 1, 2002, and thereafter, are subject to a three-year cliff vesting schedule. In addition, if a participant is employed by the Company on their normal retirement date, defined by the Plan as age 65, the participant shall become 100% vested in their account balance.

Forfeitures – Forfeitures are used to reduce future employer contributions. During 2008 and 2007, employer contributions were reduced by $1,750 and $3,518, respectively, from forfeited nonvested accounts.

Participant Loans – Participants may borrow from their account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range up to five years, except for loans relating to the purchase of a primary residence. Participant loans are secured by the balance in the participant’s account and bear interest at rates ranging from 4.00% to 9.00% as of December 31, 2008 and 2007, respectively, which are commensurate with local prevailing rates at the time of the loan as determined by the plan administrator. Principal and interest are paid ratably through bi-weekly payroll deductions.

Benefits – Payment of benefits is to be made upon death, hardship, normal retirement or termination of employment based on the value of the participant’s vested account balance. Distributions of vested account balances can be made under a number of optional methods, including lump sum distributions, installment payments, purchase of an annuity contract or direct rollovers to other qualifying accounts.

Investment Options – Upon enrollment in the Plan, participants may direct, in 1% increments, the investment of funds contributed to their account from among a diverse selection of registered investment company mutual funds, along with a Prudential guaranteed account and Company stock. Prior to November 2006, the Plan offered a diverse selection of Prudential pooled separate accounts along with a Prudential guaranteed account and Company stock. During November 2006, the pooled separate accounts were replaced with registered investment company mutual fund options. Plan Participants may change their investment directives daily.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investments – The Plan’s investments, other than participant loans and the guaranteed account, are stated at fair value. The Plan’s investments in registered investment company mutual funds are valued at fair value as determined by references to quoted market prices. Investment in the guaranteed account is valued at contract value which is not materially different than fair value as further described in Note 4. School Specialty, Inc. common stock is stated at fair value as determined by reference to quoted market prices. Participant loans are valued at the unpaid principal amount of the loan. Interest is accrued as earned and dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Risks and Uncertainties – The Plan provides for investments in a guaranteed account, registered investment company mutual funds, and the Company’s common stock. Investment securities are exposed to various risks, including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

Excess Contributions Payable – Excess contributions payable represent amounts owed to participants for excess contributions made to the Plan in the current year, based on the results of discrimination testing.

Administrative Expenses – The Company pays all costs incurred in the administration of the Plan, except for loan and benefit payment processing fees and other miscellaneous charges, which are charged directly to the respective participant accounts.

Payment of Benefits – Benefits are recorded when paid.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

New Accounting Pronouncement – The financial statements reflect the adoption of Statement on Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. SFAS No. 157 established a single authorative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurement.

The effect of the adoption of SFAS No. 157 was not material to the financial statements of the Plan.

In accordance with SFAS No. 157, the Plan classifies its investments into Level 1, which refers to securities traded in an active market, Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available or Level 1 securities where there is a contractual restriction, and Level 3, which refers to securities not traded in an active market and for which no significant observable market inputs are available. As required by SFAS No. 157, at December 31, 2008, the Plan’s portfolio investments were classified as follows, based on fair values:

Fair Value
Level 1	$41,034,531
Level 2	1,219,993
Level 3	19,696,301

Total Portfolio Investments	$61,950,825

As required by SFAS No. 157, the following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

Fair Value
Balance, January 1, 2008	$17,425,587
Total gains or losses (realized and unrealized) included in changes in net assets	690,774
Purchases and sales, net	4,282,066
Transfers in and/or out of Level 3	(2,702,126)

Balance, December 31, 2008	$19,696,301

Change in unrealized gain or losses related to assets still held at December 31, 2008	$—

3.	INVESTMENTS

The fair market value of individual assets that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2008 and 2007 are as follows:

	2008	2007
Guaranteed account:
Prudential Guaranteed Income Fund*	$19,696,301	$17,425,587

Mutual funds:
Van Kampen Equity and Income Fund	9,882,976	13,905,940
Eaton Vance Large Cap Growth Fund	5,586,055	7,989,585
Alger Mid Cap Growth Institutional Fund	—	6,652,646
American Funds Capital World Growth and Income Fund	3,668,308	6,116,534
American Funds Growth Fund of America	3,788,939	5,202,711
Alger Small Cap Growth Institutional Fund	—	4,941,991
AllianceBernstein International Value Fund	—	4,623,316
Dryden Stock Index Fund	—	4,334,224

* Represents a party-in-interest.

During the years ended December 31, 2008 and 2007, the Plan’s investments, including investments bought, sold and held during that period, depreciated/appreciated in value as follows:

	2008	2007
Net depreciation/appreciation in fair market value investments:
Mutual funds	$(23,477,027)	$5,664,919
School Specialty, Inc. common stock	(514,911)	(102,373)

Total net depreciation/appreciation	$(23,991,938)	$5,562,546

4.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan invests in a guaranteed income fund offered by the Trustee. Under the contract between the Plan and the Trustee, participants may direct the withdrawal or transfer of all or a portion of their account balance in the guaranteed fund at contract value. The contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Plan management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable, even upon a discontinuance of the contract in which case contract value would be paid no later than 90 days from the date the Company provides notice to discontinue. The contract’s operation is different than many other group annuity products by virtue of the fact that a fair value adjustment does not apply upon discontinuance of the contract. Based on these provisions, the contract is considered to be benefit responsive and as of December 31, 2008 and 2007, Plan management believes that contract value is not materially different than fair value.

The interest rates on the fund are reset semi-annually. The crediting interest rate at December 31, 2008 and 2007 was 3.70% and 3.65%, respectively. The average yield during 2008 and 2007 was 3.70% and 3.65%, respectively. The minimum crediting rate under the contract is 1.50%.

5.	FAIR VALUE MEASUREMENTS

As of the beginning of the fiscal year ended December 31, 2008, the Plan adopted SFAS No. 157 “Fair Value Measurements.” SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are discussed above in Note 1 under “New Accounting Pronouncements.”

A financial instrument’s level with the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following tables set forth by level within the fair value hierarchy the Trust investment assets at fair value, as of December 31, 2008. As required by SFAS No. 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Total Trust investment assets at fair value classified within Level 3 were $19,696,301, as of December 31, 2008, which consists of the Trust’s guaranteed income fund. Such amounts were 32% of the “Total investment assets” on the Trust’s statements of net assets available for benefits at fair value as of December 31, 2008.

	Investment Assets at Fair Value as of December 2008
	Level 1	Level 2	Level 3	Total
Mutual Funds	$40,412,909	$—	$—	$40,412,909
Guaranteed account			19,696,301	19,696,301
Common Stock	621,622			621,622
Participant Loans		1,219,993		1,219,993

Total Investment assets at Fair Value	$41,034,531	$1,219,993	$19,696,301	$61,950,825

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Prior to November 2006, a substantial portion of the Plan’s assets were invested in pooled separate accounts managed and sold by or affiliated with Prudential Retirement Insurance and Annuity Company, the investment manager of the Plan. Fees paid by the Plan for investment management services were included as a reduction of the return earned by the fund.

During November 2006, the Company made changes to the available investment options of the Plan by replacing pooled separate accounts with registered investment company mutual funds. Participants were provided the opportunity to direct the exchange of funds or to allow for automatic transfer to the newly offered mutual funds. The guaranteed income fund offered by the Trustee was maintained as an investment option.

As of December 31, 2008 and 2007, the Plan owned 32,512 and 32,895 shares of School Specialty, Inc. common stock, respectively, with a cost basis of $1,029,773 and $1,083,412, respectively. There were no dividends paid by School Specialty, Inc. on common shares outstanding during 2008 or 2007.

Purchases and sales of party-in-interest funds and investments in them are not considered prohibited transactions by statutory exemptions under the provisions of ERISA.

7.	INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 24, 2003, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code. The Company believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Company believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. As such, no provision for income taxes has been included in the Plan’s financial statements.

8.	PLAN TERMINATION

Although the Company has not expressed any intent to do so, it has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

9.	RECONCILIATION TO FORM 5500

As of December 31, 2008, the Plan had no pending distributions to participants who elected to withdraw from the Plan. This amount is recorded as a liability in the Plan’s Form 5500; however, this amount was not recorded as a liability in the statement of net assets available for benefits in accordance with accounting principles generally accepted in the United States of America. There was pending distributions to participants as of December 31, 2007 in the amount of $21,773.

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	For the Years Ended
	December 31,
	2008	2007
Benefits paid to participants per the financial statements	$8,650,457	$8,732,892
Add: Amounts allocated to withdrawing participants at end of year	—	21,773
Less: Deemed distributions of participant loans (presented separately on Form 5500)	(119,687)	(45,993)
Amounts allocated to withdrawing participants at beginning of year	(21,773)	—

Benefits paid to participants per the Form 5500	$8,508,997	$8,708,672

10.	SUBSEQUENT EVENTS

As of January 22, 2009, School Specialty Inc. amended the School Specialty Inc. 401(K) Plan regarding the Employer Matching Contribution. Retroactive to January 1, 2009, the Company elected not to make employer matching contributions to the Plan.

SCHOOL SPECIALTY, INC.

401(K) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD

AT END OF YEAR)

DECEMBER 31, 2008

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value
PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY*:
Prudential Guaranteed Income Fund*	Guaranteed investment contracts	$19,696,301
Van Kampen Equity and Income Fund	Mutual fund - Large Cap Value	9,882,976
Eaton Vance Large Cap Growth Fund	Mutual fund - Large Cap Growth	5,586,055
American Funds Growth Fund of America	Mutual fund - Large Cap Growth	3,788,939
American Funds Capital World Growth and Income Fund	Mutual fund - International Blend	3,668,308
Alger Small Cap Growth Institutional Fund	Mutual fund - Small Cap Growth	2,749,884
Dryden Stock Index Fund	Mutual fund - S&P 500 Index	2,678,181
Alger Mid Cap Growth Institutional Fund	Mutual fund - Mid Cap Growth	2,659,225
AllianceBernstein International Value Fund	Mutual fund - International Value	2,341,815
PIMCO Total Return Fund	Mutual fund - Intermediate Bond	2,210,190
DWS Dreman Small Cap Value Fund	Mutual fund - Small Cap Value	1,858,349
Goldman Sachs Mid Cap Value Fund	Mutual fund - Mid Cap Value	1,281,864
Victory Diversified Stock Fund	Mutual fund - Large Cap Blend	1,123,491
Dreyfus Small Cap Index Fund	Mutual fund - S&P Small Cap 600 Index	413,829
Dreyfus Mid Cap Index Fund	Mutual fund - S&P Mid Cap 400 Index	169,803

OTHER ASSETS:
School Specialty, Inc. Common Stock*	Common Stock - 31,323 Shares	621,622
Participant loans*	Interest at 4.00% to 9.00%, maturing through 2025	1,219,993

ASSETS (HELD AT END OF YEAR)		$61,950,825

* Represents a party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the School Specialty, Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCHOOL SPECIALTY, INC. 401(k) PLAN

Date: June 24, 2009	/s/ Rachel McKinney
Rachel McKinney, School Specialty, Inc. Executive Vice President and Chief Human Resources Officer

Date: June 24, 2009	/s/ David N. Vander Ploeg
David N. Vander Ploeg, School Specialty, Inc. Chief Financial Officer and Administrative Committee member

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm